

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司



10015780

24 May 2010

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of each of our Company's announcements both dated 20 May 2010 which we released to The Stock Exchange of Hong Kong Limited on 20 May 2010 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Albert Chak
Legal Counsel

Encl

dlw 5/26

E;\sl\SA\Overseas Regulatory Announcement\SHMB\2010 1Q Resuts_AGM Results\ltr. Doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842





SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 20 May 2010

* *For identification purpose only*

Financial Results
Reference No SH-100519-69260

Company Name : SHANGRI-LA HOTELS (MALAYSIA) BERHAD
Stock Name : SHANG
Date Announced : 20/05/2010
Financial Year End : 31/12/2010
Quarter : 1
Quarterly report for the financial period ended : 31/03/2010
The figures : have not been audited

Converted attachment :

Please attach the full Quarterly Report here:
1st Qtr 31 March 2010 Results.pdf

Remark:

- DEFAULT CURRENCY
- OTHER CURRENCY

Currency : Malaysian Ringgit (MYR)

SUMMARY OF KEY FINANCIAL INFORMATION
31/03/2010

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2010	31/03/2009	31/03/2010	31/03/2009
	S$'000	S$'000	S$'000	S$'000
1 Revenue	99,632	90,458	99,632	90,458
2 Profit/(loss) before tax	21,608	14,012	21,608	14,012
3 Profit/(loss) for the period	18,932	11,925	18,932	11,925
4 Profit/(loss) attributable to ordinary equity holders of the parent	16,616	10,129	16,616	10,129
5 Basic earnings/(loss) per share (Subunit)	3.78	2.30	3.78	2.30
6 Proposed/Declared dividend per share (Subunit)	0.00	0.00	0.00	0.00

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7 Net assets per share attributable to ordinary equity holders of the parent (S$)	1.7384	1.7006

Remarks :

Definition of Subunit:

In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit.
Example for the subunit as follows:

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2010

The Board of Directors of Shangri-La Hotels (Malaysia) Berhad wishes to announce the following :-

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		3 months ended		3 months ended	
		31.3.2010 RM'000	31.3.2009 RM'000	31.3.2010 RM'000	31.3.2009 RM'000
Revenue		99,632	90,458	99,632	90,458
Operating profit before exceptional item		22,752	15,416	22,752	15,416
Exceptional item		-	-	-	-
Operating profit after exceptional item		22,752	15,416	22,752	15,416
Interest expense		(1,309)	(1,366)	(1,309)	(1,366)
Interest income		47	69	47	69
Share of results of an associated company		118	(107)	118	(107)
Profit before tax		21,608	14,012	21,608	14,012
Tax expense		(2,676)	(2,087)	(2,676)	(2,087)
Profit for the period		18,932	11,925	18,932	11,925
Attributable to:					
Shareholders of the Company		16,616	10,129	16,616	10,129
Minority interests		2,316	1,796	2,316	1,796
		18,932	11,925	18,932	11,925
Basic Earnings per Ordinary Share	(sen)	3.78	2.30	3.78	2.30
Diluted Earnings per Ordinary Share	(sen)	NA	NA	NA	NA

(The unaudited Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2009)

NA - not applicable

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 31 MARCH 2010

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	3 months ended		3 months ended	
	31.3.2010	31.3.2009	31.3.2010	31.3.2009
	RM'000	RM'000	RM'000	RM'000
Profit for the period	18,932	11,925	18,932	11,925
Other comprehensive income/(expense) for the period	-	-	-	-
Total comprehensive income for the period	18,932	11,925	18,932	11,925
Attributable to:				
Shareholders of the Company	16,616	10,129	16,616	10,129
Minority interests	2,316	1,796	2,316	1,796
	18,932	11,925	18,932	11,925

(The unaudited Condensed Consolidated Statement of Comprehensive Income should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2009)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2010

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As at 31.3.2010 RM'000	As at 31.12.2009 # RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	768,991	778,187
Investment properties	266,600	266,600
Interest in associates	9,006	8,888
Property development expenditure	12,240	12,215
	1,056,837	1,065,890
Current assets		
Inventories	8,333	9,230
Trade and other receivables, prepayments and deposits	30,018	29,420
Tax recoverable	11,129	11,194
Cash and cash equivalents	22,430	19,376
	71,910	69,220
Total assets	**1,128,747**	**1,135,110**
EQUITY		
Capital and reserves		
Share capital	440,000	440,000
Reserves	324,891	308,275
Total equity attributable to shareholders of the Company	764,891	748,275
Minority interests	71,948	69,632
Total equity	836,839	817,907
LIABILITIES		
Non-current liabilities		
Long-term borrowings	90,048	87,686
Retirement benefits	12,312	12,334
Deferred tax liabilities	14,694	14,474
	117,054	114,494
Current liabilities		
Trade and other payables and accruals	83,551	101,663
Short-term borrowings	90,867	100,660
Current tax liabilities	436	386
	174,854	202,709
Total liabilities	291,908	317,203
Total equity and liabilities	**1,128,747**	**1,135,110**
Net Assets per Ordinary Share (RM) Attributable to Shareholders of the Company	1.74	1.70

The comparative balance sheet at 31.12.2009 has been restated to take into account the retrospective reclassification of the Group's leasehold lands from prepaid lease payments to property, plant and equipment in accordance with the amendments to FRS 117 *Lease*, adopted by the Group with effect from 1.1.2010. Please refer to Note A1 for details.

(The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2009)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

(10889-U)

(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 31 MARCH 2010

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the three months ended 31 March 2010

All figures in RM'000	Attributable to Shareholders of the Company			Total equity attributable to shareholders of the Company	Minority interests	Total equity
	Share capital	Share premium	Retained earnings			
	←Non-distributable→		←Distributable→			
Balance at 1 January 2009	440,000	104,501	194,821	739,322	61,318	800,640
Net profit for the period	-	-	10,129	10,129	1,796	11,925
Other comprehensive income/(expense) for the period	-	-	-	-	-	-
Total comprehensive income for the period	-	-	10,129	10,129	1,796	11,925
Balance at 31 March 2009	440,000	104,501	204,950	749,451	63,114	812,565
Balance at 1 January 2010	440,000	104,501	203,774	748,275	69,632	817,907
Net profit for the period	-	-	16,616	16,616	2,316	18,932
Other comprehensive income/(expense) for the period	-	-	-	-	-	-
Total comprehensive income for the period	-	-	16,616	16,616	2,316	18,932
Balance at 31 March 2010	440,000	104,501	220,390	764,891	71,948	836,839

(The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2009)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 31 MARCH 2010

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the 3 months ended 31 March 2010

	31.3.2010 RM'000	31.3.2009 RM'000
Profit before tax	21,608	14,012
Adjustments for non-cash flow:-		
Non-cash items	12,563	12,655
Non-operating items	1,262	1,297
Operating profit before changes in working capital	35,433	27,964
Changes in working capital		
Net change in current assets	299	4,697
Net change in current liabilities	(18,112)	(5,487)
Cash generated from operations	17,620	27,174
Income taxes paid	(2,341)	(3,688)
Retirement benefits paid	(160)	(219)
Net cash inflow from operating activities	15,119	23,267
Investing activities		
Interest income received	47	69
Purchase of property, plant and equipment	(4,130)	(25,971)
Expenditure on property development	(25)	(14)
Net cash outflow from investing activities	(4,108)	(25,916)
Financing activities		
Payment of dividends to shareholders of the Company	-	-
Payment of dividends to minority shareholder of a subsidiary	-	-
Repayment of bank borrowings	(6,406)	(6,842)
Interest expense paid	(1,309)	(1,573)
Net cash outflow from financing activities	(7,715)	(8,415)
Net increase/(decrease) in cash & cash equivalents	3,296	(11,064)
Cash & cash equivalents at beginning of the year	19,134	22,459
Cash & cash equivalents at end of financial period	22,430	11,395
Cash and cash equivalents at end of financial period	22,430	11,395
Bank overdraft at end of financial period	-	29
Cash & cash equivalents in the consolidated balance sheet	22,430	11,424

(The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2009)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 31 MARCH 2010

NOTES PURSUANT TO FINANCIAL REPORTING STANDARD 134 ("FRS 134")

A1 **Accounting Policies**

The financial statements of the Group for the current reporting period have been prepared in accordance with FRS 134 - Interim Financial Reporting and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad ("Bursa Malaysia"), and should be read in conjunction with the Group's financial statements for the year ended 31 December 2009.

Except as described below, the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with those of the audited financial statements of the Group for the year ended 31 December 2009.

With effect from 1 January 2010, the Group has adopted the following new or revised financial reporting standards ("FRS"), amendments and interpretations to existing standards that are relevant to its operations and effective for annual periods beginning on or after 1 January 2010.

FRS 7 including its consequential amendments	Financial Instruments: Disclosures
FRS 8 including its consequential amendments	Operating Segments
FRS 101 (revised)	Presentation of Financial Statements
FRS 123 (revised) including its consequential amendments	Borrowing Costs
FRS 139 including its consequential amendments	Financial Instruments: Recognition and Measurement
Amendments to FRS 1	First-time Adoption of Financial Reporting Standards
Amendments to FRS 107	Statement of Cash Flows
Amendments to FRS 108	Accounting Policies, Changes in Accounting Estimates and Errors
Amendments to FRS 110	Events after the Reporting Period
Amendments to FRS 116	Property, Plant and Equipment
Amendments to FRS 117	Leases
Amendments to FRS 118	Revenue
Amendments to FRS 119	Employee Benefits
Amendments to FRS 127	Consolidated and Separate Financial Statements: Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
Amendments to FRS 128	Investments in Associates
Amendments to FRS 132	Financial Instruments: Presentation
Amendments to FRS 134	Interim Financial Reporting
Amendments to FRS 136	Impairment of Assets
Amendments to FRS 140	Investment Property
IC Interpretation 10	Interim Financial Reporting and Impairment

The adoption of the above new or revised FRS, amendments and interpretations to existing standards did not result in any substantial change to the Group's accounting policies nor any significant impact on the Group's financial statements. The principle effects of these changes are set out below.

FRS 8 – Operating Segments

FRS 8 supersedes FRS 114, *Segment Reporting* and requires disclosure of financial and descriptive information about an entity's reportable operating segments on the basis of internal reports that are regularly provided to the chief operating decision maker for the purposes of assessing segment performances and allocation of resources.

The Group has determined that its reportable operating segments are the same as the business segments previously identified under FRS 114, and that they are consistent as that used for internal reporting purposes and provided to the Group's chief operating decision maker.

NOTES PURSUANT TO FRS 134

A1 **Accounting Policies (cont'd)**

FRS 101 – Presentation of Financial Statements
The revised FRS 101 separates owner and non-owner changes in equity. The statement of changes in equity shall include only the details of transactions with owners, with all non-owner changes in equity presented separately.

In addition, the standard introduces the statement of comprehensive income, which presents income and expense items recognised in the profit and loss, together with all other items of recognised income and expenses (*that is "non-owner changes in equity"*). An entity can either choose to present one statement of consolidated comprehensive income or two statements, namely the consolidated income statement and statement of comprehensive income. The Group has chosen to present two statements.

This change in presentation of financial statements has no effect on reported profit or loss, total income and expense or net assets of the Group for any period presented.

Amendments to FRS 117 – Leases
The Group has applied the amended FRS 117 retrospectively, which requires leasehold lands classified as finance leases and operating leases to be accounted for under property, plant and equipment ("PP&E") and prepaid lease payments respectively.

In line with the requirements of the amended FRS 117, the Group has determined that its leasehold lands are finance leases and have therefore, reclassified its leasehold lands with a carrying amount of RM19.206 million at 31 December 2009 from prepaid lease payments to PP&E. Consequently, the Group's PP&E as at 31 December 2009 has been restated from RM758.981 million to RM778.187 million, an increase of RM19.206 million.

FRS 139 – Financial Instruments: Recognition and Measurement
The new FRS 139 deals with the recognition and measurement of financial instruments covering both financial assets and liabilities. This change in accounting policy has been adopted prospectively on 1 January 2010. There has been no impact on the Group's financial statements on initial adoption of FRS 139.

Following the adoption of FRS 139, the Group's financial assets (namely shareholders' loans to associated companies and trade and other receivables) and financial liabilities (namely bank borrowings and trade and other payables) are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method. Prior to 1 January 2010, the Group's financial assets were stated at cost less allowance for doubtful debts, whilst financial liabilities were stated at cost.

Other Revised FRS and Amendments to Existing Standards Not Yet Effective
The Group has not adopted the following revised FRS and amendments to existing standards that have been issued by MASB but are not yet effective.

		Effective for annual periods beginning on or after
FRS 1	First-time Adoption of Financial Reporting Standards	1 July 2010
FRS 3	Business Combinations	1 July 2010
FRS 127	Consolidated and Separate Financial Statements	1 July 2010
Amendments to FRS 1	Limited Exemption from Comparative FRS 7 Disclosures for First-time Adopters	1 January 2011
Amendments to FRS 7	Improving Disclosures about Financial Instruments	1 January 2011
Amendments to FRS 132	Financial Instruments: Presentation	1 March 2010

The adoption of the above revised FRS and amendments to existing standards that are relevant to the Group are not expected to have any material impact on the Group's financial statements.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 31 MARCH 2010

NOTES PURSUANT TO FRS 134

A2 Seasonal or Cyclical Factors

The business operations of the Group have not been materially affected by seasonal or cyclical factors during the financial period ended 31 March 2010.

A3 Unusual Items affecting Assets, Liabilities, Equity, Net Income or Cash Flows

There were no unusual items affecting assets, liabilities, equity, net income or cash flows of the Group for the financial period ended 31 March 2010.

A4 Material Changes in Estimates

There were no changes in estimates of amounts reported in prior interim periods or changes in estimates of amounts reported in prior financial years, which have a material effect on the financial statements for the first quarter ended 31 March 2010.

A5 Debt and Equity Securities

There were no issuance and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares during the financial period ended 31 March 2010.

A6 Dividends paid

There was no dividend paid during the financial period ended 31 March 2010.

A7 Segmental Reporting

The segmental analysis of the Group's results and assets are set out below.

For the quarter ended 31 March 2010 *(All figures in RM'000)*	Hotels & Resorts	Investment Properties	Others	Inter-segment Elimination	Consolidated Total
Segment Revenue					
Revenue from external customers	93,733	5,505	394	-	99,632
Inter-segment revenue	-	476	771	(1,247)	-
Total revenue	93,733	5,981	1,165	(1,247)	99,632
Segment Results					
Operating profit	18,804	3,736	5,324	(5,112)	22,752
Interest expense	(1,379)	-	(30)	100	(1,309)
Interest income	87	43	17	(100)	47
Share of results of an associated company	118	-	-	-	118
Profit before tax	17,630	3,779	5,311	(5,112)	21,608

As at 31 March 2010 *(All figures in RM'000)*	Hotels & Resorts	Investment Properties	Others	Inter-segment Elimination	Consolidated Total
Segment assets	942,173	253,395	13,485	(89,312)	1,119,741
Interests in associates	9,006	-	-	-	9,006
Total assets	951,179	253,395	13,485	(89,312)	1,128,747

A8 Material Events Subsequent to the End of the Current Financial Period

In the opinion of the Directors, there was no item or event of a material or unusual nature which has occurred between 31 March 2010 and the date of this report that would materially affect the results of the Group for the financial period ended 31 March 2010.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 31 MARCH 2010

NOTES PURSUANT TO FRS 134

A9 Changes in the Composition of the Group

There were no changes in the composition of the Group during the financial period ended 31 March 2010.

A10 Changes in Contingent Liabilities or Contingent Assets

There have been no changes in the contingent liabilities or assets of the Group since the last annual balance sheet date as at 31 December 2009 to the date of this report.

A11 Capital Commitments

Capital commitments for property, plant and equipment and investment properties not provided for as at 31 March 2010 are as follows:-

	RM'000
Authorised and contracted for	5,136
Authorised but not contracted for	19,790
	24,926

A12 Related Party Transactions

	3 months ended 31.3.2010 RM'000
Transactions with subsidiaries of the ultimate holding company	
Management, marketing and reservation fees to Shangri-La International Hotel Management Ltd and Shangri-La International Hotel Management Pte Ltd, wholly-owned subsidiaries of Shangri-La Asia Limited	3,051
Transactions with corporations in which Mdm Kuok Oon Kwong and Mr Kuok Khoon Ho, Directors of the Company, have indirect financial interests during the 3-month period ended 31 March 2010	
- Insurance premium to Jerneh Insurance Berhad	587

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 31 MARCH 2010

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA – PART A OF APPENDIX 9B

B1 **Review of Group Results 1st Quarter 2010 vs 1st Quarter 2009**

For the first quarter ended 31 March 2010, Group revenue rose by 10% to RM99.632 million from RM90.458 million in the corresponding period ended 31 March 2009.

In tandem, the Group's profit before tax for the first three months of 2010 increased by 54% to RM21.608 million, compared with RM14.012 million in 2009. Group profit attributable to shareholders was RM16.616 million, up 64% from RM10.129 million the previous year. The overall results of the Group for the first quarter 2010 were largely driven by the better operating performances of Shangri-La Hotel Kuala Lumpur and Rasa Ria Resort.

At Shangri-La Hotel Kuala Lumpur, following the completion of its major guestroom renovation programme in late 2009, revenue grew by 25% to RM33.256 million on the back of higher business levels in both rooms and food and beverage operations. The hotel ended the quarter with a pre-tax profit of RM3.957 million compared to a loss of RM0.618 million for the first three months of 2009. While the hotel's average room rate decreased by 9% over 2009, room occupancy improved to 54% from 34% the previous year.

Rasa Ria Resort also delivered good results, with revenue rising by 6% to RM23.975 million and pre-tax profit up by 20% to RM8.761 million from RM7.300 million in the first quarter 2009. The resort's average room rate rose by 9% on 2009, and occupancy increased slightly to 74% against 73% last year.

Revenue from Rasa Sayang Resort showed a 7% drop to RM17.938 million, with operating profit down by 16% to RM4.641 million from RM5.526 million in the 2009 first quarter. Softer leisure demand from its key markets resulted in a lower occupancy of 61% compared with 66% in the prior year quarter.

After an extensive renovation programme during 2009, Golden Sand Resort recorded revenue growth of 18% to RM10.039 million for the first quarter 2010 compared with RM8.493 million in the same quarter of last year. Despite this, the resort achieved a lower pre-tax profit of RM0.968 million versus RM1.086 million in 2009 owing to higher depreciation and interest expenses. Room occupancy at the resort for the quarter was 50% and the average room rate went up by 14%.

The performance of Traders Hotel Penang benefited from higher corporate business, with occupancy increasing to 65% from 58% in the first quarter 2009. Revenue from the hotel's operations grew by 10% to RM7.225 million, and pre-tax profit improved from RM0.189 million in 2009 to RM0.557 million.

The total combined rental revenue from the Group's investment properties for the first quarter of 2010 at RM5.981 million was broadly flat compared with RM5.967 million the previous year, whilst their combined pre-tax profit decreased from RM3.870 million in 2009 to RM3.779 million.

In the three months to 31 March 2010, the Group's share of profits in Traders Hotel Yangon, its 23.53% associate hotel in Myanmar amounted to RM0.118 million compared with a share of losses of RM0.107 million for the comparable period in 2009.

B2 Comparison of Group Results 1st Quarter 2010 vs 4th Quarter 2009

Group revenue for the first quarter ended 31 March 2010 was RM99.632 million, a decrease of 5% compared with RM105.273 million for the fourth quarter ended 31 December 2009.

However, the Group's pre-tax profit grew strongly by 66% to RM21.608 million from RM13.033 million in the fourth quarter 2009, boosted mainly by higher profit contributions from Rasa Ria Resort, Golden Sands Resort, as well as from Shangri-La Hotel Kuala Lumpur.

In the period, Rasa Ria Resort's pre-tax profit rose by 48% over the fourth quarter 2009 to RM8.761 million, helped by a healthy rise in occupancy to 74% against 68% for the last three months of 2009. Notwithstanding a marginal drop in revenue, Golden Sands Resort posted a pre-tax profit of RM0.968 million for the first quarter 2010 versus a loss of RM1.132 million in the fourth quarter of last year when the resort was undergoing extensive renovations.

Likewise, despite a 10% reduction in revenue, Shangri-La Hotel Kuala Lumpur saw its pre-tax profit increase to RM3.957 million from RM2.246 million in the 2009 fourth quarter, which had included a one-off major expense for media advertising and promotional activity to re-launch the hotel's renovated rooms in the marketplace. At the same time, the results from Rasa Sayang Resort also improved from the fourth quarter of 2009, with operating profit increasing by 40% to RM4.641 million.

Traders Hotel Penang, on the other hand recorded a lower profit for the first quarter 2010 in response to a 23% decline in revenue as compared to the fourth quarter 2009.

The Group's investment properties in Kuala Lumpur achieved a combined pre-tax profit of RM3.779 million for the first quarter 2010, 3% higher than RM3.660 million in the three months to 31 December 2009.

B3 Prospects for 2010

With encouraging signs of global economic revival, activity levels in both the leisure and business travel markets are expected to show further improvement as the year progresses. However, the pace of recovery in several of the Group's important long haul travel markets, particularly the UK and Europe has so far been sluggish.

Nonetheless, the Group's hotels and resorts are in a good position to take full advantage of any stronger market conditions. Specifically, Shangri-La Hotel Kuala Lumpur and Golden Sands Resort should continue to benefit from the major renovations to their rooms and facilities that were completed in late 2009.

The performance of UBN Tower should hold up well with relatively stable conditions in the office leasing market in Kuala Lumpur, although the outlook for UBN Apartments remains weak in a very challenging market.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 31 MARCH 2010

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA - PART A OF APPENDIX 9B

B4 **Variance on Profit Forecast / Profit Guarantee**
Not applicable.

B5 **Taxation**
The tax charge of the Group for the financial period under review is as follows:-

	3 months ended		3 months ended	
	31.3.2010 RM'000	31.3.2009 RM'000	31.3.2010 RM'000	31.3.2009 RM'000
Current taxation				
- Company and subsidiaries	2,455	1,085	2,455	1,085
Deferred taxation	220	1,057	220	1,057
Under/(Over) provision in respect of prior years				
- Company and subsidiaries	1	(55)	1	(55)
	2,676	2,087	2,676	2,087

The effective tax rate for first quarter ended 31 March 2010 was 12% compared with the statutory tax rate of 25%. The lower effective tax rate is mainly due to the availability of Investment Tax Allowance ("ITA") incentive in the Company, as well as in a subsidiary of the Group.

B6 **Sale of Unquoted Investments and/or Properties**
There were no sales of unquoted investments and/or properties during the financial period ended 31 March 2010.

B7 **Quoted Securities**
(a) There were no purchases or disposals of quoted securities during the financial period ended 31 March 2010.
(b) There were no investments in quoted securities as at 31 March 2010.

B8 **Status of Corporate Proposals**
There were no corporate proposals and unutilised proceeds raised from any corporate proposals as at the date of this report.

B9 **Group Borrowings and Debt Securities**
The Group borrowings as at 31 March 2010 comprise the following:-

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	-	-	-
Unsecured	90,867*	90,048	180,915
	90,867*	90,048	180,915

* *Amounts drawndown include HKD36.298 million from an offshore bank in Labuan.*

There were no debt securities in the current financial period ended 31 March 2010.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 31 MARCH 2010

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA – PART A OF APPENDIX 9B

B10 Financial Instruments

Derivatives

There were no derivative financial instruments during the financial period ended 31 March 2010.

Gains/losses arising from fair value changes of financial liabilities

There were no gains/losses arising from fair value changes of financial liabilities for the financial period ended 31 March 2010.

B11 Changes in Material Litigation

There was no material litigation pending as at the date of this report.

B12 Dividend

No interim dividend has been declared for the financial period ended 31 March 2010.

B13 Earnings per Share

The basic earnings per ordinary share for the three (3) months ended 31 March 2010 has been calculated as follows:-

	3 months ended		3 months ended	
	31.3.2010	31.3.2009	31.3.2010	31.3.2009
Profit attributable to shareholders of the Company *(RM'000)*	16,616	10,129	16,616	10,129
No. of ordinary shares in issue *('000)*	440,000	440,000	440,000	440,000
Basic Earnings Per Share *(sen)*	3.78	2.30	3.78	2.30

Diluted Earnings per Share

Not applicable.

B14 Audit Report of the Group's preceding annual Financial Statements

There was no qualification in the audit report of the Group's financial statements for the year ended 31 December 2009.

Kuala Lumpur
20 May 2010

By Order of the Board
Datin Rozina Mohd Amin
Company Secretary

Exemption File No. 82-5006



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 20 May 2010

* *For identification purpose only*

General Announcement
Reference No **SH-100505-54493**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 20/05/2010

Type	: Announcement
Subject	: 39TH ANNUAL GENERAL MEETING HELD ON 20 MAY 2010
Contents	: We wish to inform that at the 39th Annual General Meeting of the Company held on 20 May 2010, all resolutions as set out in the Notice of Annual General Meeting dated 28 April 2010 were duly passed by the shareholders.

Announcement Details :